Camppedia Inc,

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
61100 Advertising & Marketing	152.98
61150 Memberships and Fees	433.33
61200 Administrative Expenses	402.76
61300 Dues & subscriptions	503.26
61450 Travel	
61451 Travel Fairs	6.00
Total 61450 Travel	**6.00**
61500 Website Development	3,042.87
61550 Utilities	20.00
Total Expenses	**$4,561.20**
NET OPERATING INCOME	**$ -4,561.20**
NET INCOME	**$ -4,561.20**